February 6, 2025

Randall Seidl
Chief Executive Officer
Rain Enhancement Technologies Holdco, Inc.
4851 Tamiami Trail N, Suite 200
Naples, FL 34103

       Re: Rain Enhancement Technologies Holdco, Inc.
           Registration Statement on Form S-1
           Filed January 31, 2025
           File No. 333-284614
Dear Randall Seidl:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 or Kathleen Krebs at 202-551-3350
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Joel Rubinstein